UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement - dated 30 October 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 30,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 30,  2013
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Interim Management Statement

30 September 2013

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with entities consolidated under IFRS 10 Consolidated Financial Statements. Unless otherwise stated, the income statement analysis compares the nine months to 30 September 2013 to the corresponding nine months of 2012 and balance sheet comparatives relate to 30 June 2013. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; gains on debt buy-backs; disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for Interest Rate Hedging Products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates were not excluded from adjusted measures.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results

In accordance with Barclays' policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the British Bankers' Association Disclosure Code and the Enhanced Disclosure Task Force recommendations, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The information in this announcement, which was approved by the Board of Directors on 29 October 2013 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2012 (subsequently restated on 6 September 2013), which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the U.S. Securities and Exchange Commission (the SEC) including in our Annual Report on Form 20-F for the fiscal year ended 31 December 2012 and in our current report on Form 6K dated 16 September 2013, both of which are available on the SEC's website at http://www.sec.gov

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Performance Highlights

"As we report third quarter performance for 2013, I feel positive about our business for three important reasons.

The first is that these results demonstrate the underlying strength of the Group, and the benefits of diversity, shown in the good progress made by several of our businesses in the quarter and year to date. I am particularly pleased with the performance of UK Retail and Business Banking, Barclaycard, Corporate Banking, and the Equities and Investment Banking units in the period. All of our businesses are well positioned to take advantage of improvements in the global macro environment, as we manage the Group through a slow and gradual economic recovery.

While the resilience of our performance is welcome, I am not complacent, and my Executive team know we must push harder in the final quarter and into 2014.

The second is that execution of the plan to meet the PRA leverage expectation of 3% by June 2014 is on track. In addition, we continue to reassess the balance sheet for further leverage reduction opportunities consistent with preserving our strong franchises, supporting lending to the UK economy, and meeting the Transform programme targets.

The third is clear evidence of growing momentum in the delivery of Transform, including the significant and early reduction of risk-weighted assets in our 'Exit Quadrant' portfolio, and in cost control where our 'cost to achieve' investments this year will generate significant benefits as soon as 2014.

Taken together, these represent good cause to feel confident about Barclays' prospects."

 Antony Jenkins, Chief Executive

▪ Adjusted profit before tax was down 20% to £4,976m largely driven by costs to achieve Transform of £741m and a reduction in Investment Bank Fixed Income, Currency and Commodities (FICC) income, particularly in Q3 13, including a £317m decrease in income from Exit Quadrant Assets, as disposals accelerated throughout 2013

▪ Statutory profit before tax improved to £2,851m (2012: £962m), reflecting a reduced own credit charge of £125m (2012: £4,019m)

▪ Adjusted income decreased 4% to £21,516m, reflecting a reduction of £657m in the Head Office and £597m in the Investment Bank

▪ Investment Bank income was down 7% to £8,584m driven by a decrease in FICC income, which included significantly lower contributions from Exit Quadrant Assets, partially offset by increases in Equities and Prime Services, and Investment Banking

▪ Credit impairment charges improved 6% to £2,353m, with an annualised loan loss rate of 64bps (2012: 66bps), principally reflecting improvements in Corporate Banking and Africa RBB, partially offset by increases across the rest of the Group

▪ Adjusted operating expenses increased by £271m to £14,144m, reflecting £741m of costs to achieve Transform, principally related to restructuring in Europe RBB and the Investment Bank. Adjusted cost to income ratio was
      66% (2012: 62%) with the increase attributable to costs to achieve Transform and lower income. The Investment Bank compensation: income ratio was 41% (2012: 40%)

▪ Adjusted return on average shareholders' equity decreased to 7.1% (2012: 9.7%) principally reflecting the costs to achieve Transform. Statutory return on average shareholders' equity improved to 3.1% (2012: negative 0.1%)

▪ Risk weighted assets (RWAs) reduced £16bn to £371bn from 30 June 2013 to 30 September 2013, driven by reductions in exposures of £8bn, principally relating to Exit Quadrant RWAs, and foreign currency movements of
      £8bn. This reduction was primarily in the Investment Bank, where RWAs reduced 7% to £157bn. Estimated CRD IV RWAs reduced £24bn to £448bn from 30 June 2013 to 30 September 2013, including a reduction in Exit
      Quadrant RWAs of £15bn to £53bn

▪ Core Tier 1 ratio strengthened to 11.3% (30 June 2013: 11.1%), as a result of the decrease in RWAs. Estimated CRD IV Common Equity Tier 1 (CET1) ratio on a fully loaded basis increased to 8.4% (30 June 2013: 8.1%) or 9.6%
      on a post Rights Issue basis

▪ Estimated fully loaded CRD IV leverage ratio was 2.5% or 2.9% on a post Rights Issue basis, while the estimated PRA leverage ratio was 2.2% or 2.6% on a post Rights Issue basis

▪ Liquidity pool decreased to £130bn (30 June 2013: £138bn), in line with our Leverage Plan, and remains in excess of our internal and regulatory requirements. Estimated Liquidity Coverage Ratio (LCR) was 107% (30 June 2013:
      111%)

▪ An estimated £65bn of Funding for Lending (FLS) eligible gross new lending was made to UK households and businesses in 2013 to date

Performance Highlights

Barclays Unaudited Results	Adjusted	Statutory

for the nine months ended1	30.09.13	30.09.12		30.09.13	30.09.12
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	21,516	22,494	(4)	21,391	18,702	14
Credit impairment charges and other provisions	(2,353)	(2,515)	(6)	(2,353)	(2,515)	(6)
Net operating income	19,163	19,979	(4)	19,038	16,187	18
Operating expenses (excluding costs to achieve Transform)	(13,403)	(13,873)	(3)	(15,403)	(15,323)	1
Costs to achieve Transform	(741)	-		(741)	-
Operating expenses	(14,144)	(13,873)	2	(16,144)	(15,323)	5
Other net (expense)/ income	(43)	98		(43)	98
Profit before tax	4,976	6,204	(20)	2,851	962
Profit after tax	3,418	4,338	(21)	1,811	545
Attributable profit2	2,789	3,758	(26)	1,182	(35)

Performance Measures
Return on average shareholders' equity	7.1%	9.7%		3.1%	(0.1%)
Return on average tangible shareholders' equity	8.4%	11.5%		3.6%	(0.1%)
Return on average risk weighted assets	1.2%	1.5%		0.6%	0.2%
Cost: income ratio	66%	62%		75%	82%
Compensation: net operating income ratio	39%	38%		39%	47%
Loan loss rate (bps)	64	66		64	66

Basic earnings/(loss) per share	21.9p	30.7p		9.3p	(0.3p)
Dividend per share	3.0p	3.0p		3.0p	3.0p

	Pre-Rights Issue			Proforma Post-Rights Issue3

Capital and Balance Sheet	30.09.13	30.06.13	30.09.13
Core tier 1 ratio	11.3%	11.1%	12.9%
CRD IV fully loaded common equity tier 1 ratio	8.4%	8.1%	9.6%
Risk weighted assets	£371bn	£387bn	£371bn
CRD IV fully loaded risk weighted assets	£448bn	£472bn	£448bn
CRD IV fully loaded leverage ratio	2.5%	2.5%	2.9%
PRA leverage ratio	2.2%	2.2%	2.6%
Group liquidity pool	£130bn	£138bn	£130bn
Net asset value per share	384p	397p	343p
Net tangible asset value per share	323p	336p	295p
Loan: deposit ratio	100%	102%	100%

Adjusted profit reconciliation			30.09.13	30.09.12
Adjusted profit before tax			4,976	6,204
Own credit			(125)	(4,019)
Gain on disposal of BlackRock investment			-	227
Provision for PPI redress			(1,350)	(1,000)
Provision for interest rate hedging products redress			(650)	(450)
Statutory profit before tax			2,851	962

1     The comparatives in this document have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013, accessible at http://group.barclays.com/about-barclays/investor-
       relations/investor-news.

2 Attributable profit includes profit after tax and non-controlling interests.

3     Proforma post-rights issue capital metrics are prepared on the basis that new ordinary shares were issued and the cash received on 4 October 2013. For the purpose of calculating risk weighted assets, the information presented assumes proceeds of the Rights Issue are held at a 0% risk weight.

Performance Highlights

Adjusted	Statutory

	30.09.13	30.09.12		30.09.13	30.09.12
Profit/(Loss) Before Tax by Business	£m	£m	% Change	£m	£m	% Change
UK RBB	983	950	3	323	100
Europe RBB	(815)	(229)		(815)	(229)
Africa RBB	344	217	59	344	217	59
Barclaycard	1,172	1,147	2	482	997	(52)
Investment Bank	2,852	3,230	(12)	2,852	3,230	(12)
Corporate Banking	678	399	70	28	(51)
Wealth and Investment Management	54	169	(68)	54	169	(68)
Head Office and Other Operations	(292)	321		(417)	(3,471)	(88)
Total profit before tax	4,976	6,204	(20)	2,851	962

Adjusted performance measures by business excluding costs to achieve Transform	Profit before tax			Return on average equity	Cost: income ratio

	30.09.13	30.09.12		30.09.13	30.09.13
	£m	£m	% Change	%	%
UK RBB	1,039	950	9	13.3	62
Europe RBB	(458)	(229)		(23.6)	122
Africa RBB	355	217	64	2.8	69
Barclaycard	1,183	1,147	3	19.6	41
Investment Bank	3,027	3,230	(6)	13.2	63
Corporate Banking	732	399	83	8.3	53
Wealth and Investment Management	131	169	(22)	4.9	85
Head Office and Other Operations	(292)	321		(2.2)
Total profit before tax	5,717	6,204	(8)	8.4	62

Group Performance Review

Income Statement

- Adjusted profit before tax was down 20% to £4,976m largely driven by costs to achieve Transform of £741m and a reduction in Investment Bank FICC income, including a £317m decrease in income from Exit Quadrant Assets, as disposals accelerated throughout 2013

- Statutory profit before tax improved to £2,851m (2012: £962m), reflecting a reduced own credit charge of £125m (2012: £4,019m)

- Adjusted return on average shareholders' equity decreased to 7.1% (2012: 9.7%) as a result of decrease in profits. Statutory return on average shareholders' equity improved to 3.1% (2012: negative 0.1%)

- Adjusted income decreased 4% to £21,516m, reflecting a reduction of £657m in the Head Office and £597m in the Investment Bank

- Investment Bank income was down 7% to £8,584m driven by a decrease in FICC income, which included significantly reduced contributions from Exit Quadrant Assets. This was partially offset by increases in Equities and
        Prime Services and Investment Banking. Income decreased 22% on Q3 12 to £2,111m as lower activity in FICC was partially offset by improvements in Equities and Prime Services, and Investment Banking, due to commission gains and increased client deal activity

- Total net interest income decreased by £310m to £8,493m, with lower net interest income in Head Office and the Investment Bank offset by increased net interest income in the rest of the Group. Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased to £7,766m (2012: £7,326m) driven by growth in customer assets, offset by a decline in the net interest margin of 8bps to 177bps, largely due to the impact of reduced contributions from Group structural hedging activities, which decreased by £89m to £876m

- Credit impairment charges were down 6% to £2,353m, principally reflecting improvements in Corporate Banking, mainly due to lower charges in Europe, and Africa RBB, in part due to foreign currency movements. This was partially offset by increases in the other businesses in part due to the non-recurrence of impairment releases in 2012 in UKRBB and Barclaycard and deterioration in European mortgage recovery performance. The overall improvement in impairment when coupled with a 3% fall in loans and advances balances resulted in a lower annualised loan loss rate of 64 bps (2012: 66bps)

- Adjusted operating expenses increased by £271m to £14,144m, driven by costs to achieve Transform of £741m, partially offset by the non-recurrence of a £290m penalty relating to the setting of inter-bank offered rates in H1
       12 and reduced performance accruals

- Group adjusted cost to income ratio was 66% (2012: 62%) with the increase attributable to costs to achieve Transform. The Investment Bank cost: income ratio increased to 65% (2012: 63%) and the compensation: income ratio increased to 41% (2012: 40%); excluding costs to achieve Transform, the ratio was in line at 40%

- The effective tax rate on statutory profit before tax was 36.5% (2012: 43.3%), which is higher than the UK tax rate of 23.25% (2012: 24.5%) principally due to profits taxed in countries with high local tax rates and non-deductable expenses. The effective tax rate on adjusted profit before tax was 31.3% (2012: 30.1%)

Group Performance Review

Balance Sheet and Leverage Exposure

- Total assets decreased by £128bn to £1,405bn from 30 June 2013 to 30 September 2013, primarily reflecting decreases in the mark to market value of derivative financial instruments, settlement balances, reverse repurchase agreements and other similar secured lending, cash and balances at central banks, as well as reductions in Exit Quadrant Assets.  The strengthening of GBP against USD, EUR and ZAR also contributed to the decrease

- Total loans and advances decreased to £486bn (30 June 2013: £517bn) primarily due to lower settlement balances in the Investment Bank

- Total liabilities decreased £126bn to £1,347bn from 30 June 2013 to 30 September 2013, primarily reflecting decreases in derivative financial liabilities, repurchase agreements and other similar secured borrowing, and customer accounts including settlement balances. The strengthening of GBP against USD, EUR and ZAR also contributed to the decrease

- Estimated fully loaded CRD IV leverage exposure reduced to £1,481bn (30 June 2013: £1,559bn) driven by a reduction in settlement balances, lower potential future exposures on derivatives and decreases in cash balances at central banks in line with our efforts to optimise the size of the liquidity pool

- Total shareholders' equity including non-controlling interests, was £58.2bn (30 June 2013: £60.1bn). Excluding non-controlling interests, shareholders' equity decreased £1.6bn to £49.4bn. This reflects a decrease of £1.2bn in currency translation reserve, driven by the strengthening of GBP against USD, EUR and ZAR, a decrease of £0.8bn due to an increase in retirement benefit liabilities partially offset by an increase of £0.5bn due to retained profits during the quarter

- Net asset value per share was 384p (30 June 2013: 397p) and the net tangible asset value per share was 323p (30 June 2013: 336p)

- During Q3 13 the Group's net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 6% to £53.9bn (30 June 2013: £57.2bn)

- As at 30 September 2013, utilisation of  the provisions for PPI redress resulted in a reduction in the provision by £387m to £1,263m, while  utilisation of the provision for Interest Rate Hedging Products redress resulted in a decrease in the provision by £56m to £1,293m. Utilisation of the provisions during Q3 13 was in line with expectations and there has been no significant change to the estimates of future expected costs

Capital Management

- Core Tier 1 capital decreased by £1.0bn to £42.0bn from 30 June 2013 to 30 September 2013,principally due to foreign currency movements of £1.5bn, partially offset by capital generated from earnings after the impact of dividends paid. Estimated CRD IV fully loaded CET1 capital was £37.4bn (30 June 2013: £38.1bn)

- RWAs decreased £16bn to £371bn from 30 June 2013 to 30 September 2013, driven by reductions  in exposures of £8bn, principally relating to Exit Quadrant RWAs, and foreign currency movements of £8bn. This reduction was primarily in the Investment Bank, where RWAs reduced 7% to £157bn. On a CRD IV basis, estimated Group RWAs reduced by £24bn to £448bn from 30 June 2013 to 30 September 2013, within which Exit Quadrant RWAs reduced by £15bn to £53bn

- As a result, the Core Tier 1 ratio strengthened to 11.3% (30 June 2013: 11.1%)

- Barclays estimated fully loaded CET1 ratio assuming the final rules were applied as at 30 September 2013 is approximately 8.4% (30 June 2013: 8.1%). The estimated transitional CET1 ratio was approximately 10.4% (30 June
        2013: 10.0%)

- The estimated fully loaded CRD IV leverage ratio assuming the rules were applied as at 30 September 2013 was 2.5% (30 June 2013: 2.5%).  The estimated PRA leverage ratio, assuming consistent additional deductions from
       CET1 capital as at 30 June 2013 of £4.1bn, would result in a PRA leverage ratio of 2.2% (30 June 2013: 2.2%)

- The rights issue will increase capital by £5.8bn, which if applied as at 30 September 2013 would have increased the Core Tier 1 ratio to 12.9%, the estimated fully loaded CRD IV Common Equity Tier 1 ratio to 9.6%, the estimated fully loaded CRD IV leverage ratio to 2.9% and the estimated PRA leverage ratio to 2.6%

Group Performance Review

Funding and Liquidity1

- Consistent with our plans to optimise the size of the liquidity pool, within our established liquidity risk appetite framework, the Group liquidity pool reduced £8bn during Q3 13 to £130bn2 as at 30 September 2013. It remains in excess of our internal and regulatory requirements.  During the first nine months of 2013, the month end liquidity pool ranged from £130bn to £157bn (Full Year 2012: £150bn to £173bn)

- Cash and deposits with central banks accounted for £61bn of the liquidity pool (30 June 2013: £71bn)3, Government bonds accounted for £49bn (30 June 2013: £47bn)4, and other available liquidity accounted for £20bn (30
        June 2013: £20bn)

- The Group estimated itsLiquidity Coverage-Ratio (LCR) at 107% at the end of Q3 13 (30 June 2013: 111%) based upon the latest standards published by the Basel Committee. This is equivalent to a surplus of £9bn above the
       100% ratio (30 June 2013: £14bn)5. The reduction since 30 June 2013 is consistent with our plans to optimise the size of the liquidity pool

- The customer loan to deposit ratio for RBB, Corporate Banking and Wealth and Investment Management was unchanged at 94% (30 June 2013: 94%). The loan to deposit ratio for the Group decreased to 100% as at 30
        September 2013 (30 June 2013: 102%)5

- The Investment Bank activities are primarily funded through wholesale markets. The Investment Bank does not rely on customer funding from RBB, Barclaycard, Corporate Banking and Wealth and Investment
       Management. Total  Group wholesale funding outstanding (excluding repurchase agreements) was  £198bn (30 June 2013: £217bn ), of which £85bn matures in less than one year (30 June 2013: £93bn) and £25bn matures within one month (30 June 2013: £30bn). The Group has £3bn of term funding maturing in the remainder of 2013 and £24bn maturing in 2014

Dividends

- We will pay a third interim dividend for 2013 of 1.0p per share on 13 December 2013 resulting in a 3.0p dividend year to date

Outlook

- We continue to remain cautious about the environment in which we operate and our focus remains on costs, capital, leverage and returns to drive sustainable performance improvements

1 Liquidity risk is managed separately at Absa Group due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude Absa.

2 £123bn (30 June 2013: £132bn) of which is eligible to count towards the LCR as per the Basel standards.

3 Of which over 95% (30 June 2013: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

4 Of which over 85% (30 June 2013: over 80%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

5 The LCR and customer loan to deposit ratio are calculated on a consolidated basis including Absa.

Results by Business

UK Retail and Business Banking	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	3,374	3,307	2
Credit impairment charges and other provisions	(259)	(198)	31
Net operating income	3,115	3,109	-
Operating expenses (excluding costs to achieve Transform)	(2,103)	(2,159)	(3)
Costs to achieve Transform	(56)	-
Operating expenses	(2,159)	(2,159)	-
Other net income	27	-
Adjusted profit before tax	983	950	3
Adjusted attributable profit1	751	686	9

Adjusting items
Provision for PPI redress	(660)	(850)
Statutory profit before tax	323	100

Performance Measures
Adjusted return on average equity	12.6%	13.0%
Adjusted return on average risk weighted assets	2.4%	2.7%
Adjusted cost: income ratio	64%	65%
Return on average equity	4.0%	0.8%
Return on average risk weighted assets	0.8%	0.3%
Cost: income ratio	84%	91%
Loan loss rate (bps)	25	21

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	135.5	135.4
Customer deposits	133.3	133.2
Total assets	156.9	159.5
Risk weighted assets	43.2	43.6

2013 compared to 2012

- Income increased 2% to £3,374m driven by strong mortgage growth and contribution from Barclays Direct (previously ING Direct UK, acquired during Q1 13).  The net interest margin was down 9bps to 128bps primarily reflecting reduced contribution from structural hedges.  The customer asset margin increased 11bps to 120bps driven by higher customer margin on newly written mortgages

- Credit impairment charges increased £61m to £259m due to provision releases in 2012 relating to unsecured lending and mortgages. 90 day arrears rates on UK personal loans improved to 1.2% (2012: 1.4%) with arrears rates on home loans flat at 0.3%

- Adjusted operating expenses were flat at £2,159m after absorbing costs to achieve Transform of £56m

- Adjusted profit before tax improved 3% to £983m. Statutory profit before tax improved by £223m to £323m principally due to the lower provision for PPI redress

Q3 13 compared to Q2 13

- Adjusted profit before tax improved 5% to £351m. Statutory profit before tax improved by £678m to £351m reflecting the provision for PPI redress taken in Q2 13

- Loans and advances to customers were broadly in line at £135.5bn (30 June 2013: £135.4bn) including Barclays Direct assets of £4.9bn (30 June 2013: £5.3bn). Customer deposits were broadly in line at £133.3bn (30 June 2013:
       £133.2bn) reflecting a continued reduction in the portfolio acquired as part of the ING Direct UK acquisition to £7.4bn (30 June 2013: £9.8bn), offset by an increase in non-ING Direct UK customer deposits of 2%

- Total assets decreased 2% to £156.9bn primarily reflecting a reduction of liquidity pool assets

- RWAs have remained broadly flat at £43.2bn

1        Adjusted attributable profit includes profit after tax and non-controlling interests.

Results by Business

Europe Retail and Business Banking	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	512	547	(6)
Credit impairment charges and other provisions	(209)	(183)	14
Net operating income	303	364	(17)
Operating expenses (excluding costs to achieve Transform)	(625)	(602)	4
Costs to achieve Transform	(357)	-
Operating expenses	(982)	(602)	63
Other net (expense)/ income	(136)	9
Loss before tax	(815)	(229)
Attributable loss1	(629)	(198)

Performance Measures
Return on average equity	(39.2%)	(12.2%)
Return on average risk weighted assets	(4.9%)	(1.6%)
Cost: income ratio	192%	110%
Loan loss rate (bps)	71	61

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	38.2	39.8
Customer deposits	16.7	17.5
Total assets	45.8	48.7
Risk weighted assets	16.8	16.7

2013 compared to 2012

- Income declined by 6% to £512m reflecting actions taken to reduce the volume of new assets written, particularly in Spain and Italy, to address the continuing economic challenges across Europe, partially offset by an increase due to foreign currency movements. The net interest margin was broadly in line at 79bps  (2012: 78bps)

- Credit impairment charges increased by £26m to £209m principally due to foreign currency movements, and higher impairment balances against forbearance and higher risk mortgage customers, reflecting the current economic conditions across Europe. The overall 90 day arrears rate reduced slightly to 91bps (2012: 93bps)

- Operating expenses increased £380m to £982m primarily reflecting costs to achieve Transform of £357m, relating to restructuring costs to significantly downsize the distribution network, with the remaining increase driven by foreign currency movements

- Other net expense increased £145m to £136m due to a valuation adjustment recognised in respect of contractual obligations to trading partners, based in locations affected by our restructuring plans

- Loss before tax increased to £815m (2012: £229m) principally due to costs to achieve Transform and an increase in other net expense

Q3 13 compared to Q2 13

- Loss before tax decreased to £106m (Q2 13: £247m) largely as a result of the decrease in other net expense

- Income reduced 9% to £160m with seasonality driving reduced sales of mortgages and investment products

- Loans and advances reduced 4% to £38.2bn due to actions taken to reduce the volume of new assets written. Customer deposits reduced 5% to £16.7bn due to customer attrition driven by continued competitive pressure

- Total assets reduced 6% to £45.8bn principally due to a reduction in loans and advances and foreign currency movements

- RWAs remained broadly flat at £16.8bn, driven by a reduction in exposures and depreciation of EUR against GBP, offset by a change in risk profile driven by market conditions

1 Attributable loss includes loss after tax and non-controlling interests.

Results by Business

Africa Retail and Business Banking	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,995	2,207	(10)
Credit impairment charges and other provisions	(265)	(490)	(46)
Net operating income	1,730	1,717	1
Operating expenses (excluding costs to achieve Transform)	(1,380)	(1,505)	(8)
Costs to achieve Transform	(11)	-
Operating expenses	(1,391)	(1,505)	(8)
Other net income	5	5	-
Profit before tax	344	217	59
Attributable profit/(loss)1	42	(1)

Performance Measures
Return on average equity	2.4%	(0.0%)
Return on average risk weighted assets	1.1%	0.6%
Cost: income ratio	70%	68%
Loan loss rate (bps)	134	203

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	25.8	27.6
Customer deposits	17.4	18.2
Total assets	35.6	37.5
Risk weighted assets	24.1	25.5

2013 compared to 2012

•
Based on average rates the ZAR depreciated against GBP by 15% on 2012. The deterioration was a significant contributor to the movement in the reported results. Other currency movements are considered insignificant

•
Income declined 10% to £1,995m driven by foreign currency movements, partially offset by fair value adjustments on the commercial property finance portfolio in the prior year.  Excluding these items income remained broadly steady despite pressure on transaction volumes in a subdued economic environment.  The net interest margin was down 7bps to 314bps through a decrease in the customer asset margin and reduced contribution from structural hedges

•
Credit impairment charges decreased by 46% to £265m driven by foreign currency movements, in addition to lower charges in the South African home loans recovery book and business banking portfolio.  The 90 day arrears rates on home loans improved to 0.7% (2012: 2.2%). These lower charges were partly offset by a slight deterioration in the South African unsecured lending portfolio, which was reflective of the challenging economic environment. 90 day arrears rates on unsecured lending remained broadly in line at 3.3% (2012: 3.4%)

•	Operating expenses decreased 8% to £1,391m. On a constant currency basis, costs remained well contained given inflation in South Africa of approximately 6%

•
Profit before tax increased 59% to £344m, despite currency depreciation, primarily due to higher 2012 provisions on the South African home loans recovery book and fair value adjustments on the commercial property finance portfolio in the prior year

Q3 13 compared to Q213

•
The closing ZAR rate depreciated against GBP by 7% from 30 June 2013. The deterioration was a significant contributor to the movement in the reported results. Other currency movements are considered insignificant

•	Profit before tax increased to £132m (Q2 13: £131m), despite continued depreciation of the ZAR, driven by lower credit impairment charges in the South African home loans recovery book

•
Loans and advances to customers decreased 7% to £25.8bn and customer deposits decreased 4% to £17.4bn mainly due to foreign currency movements. On a constant currency basis loans and advances were broadly in line, while customer deposits grew following new products launched

•	Total assets decreased 5% to £35.6bn. On a constant currency basis total assets were broadly in line

•	RWAs decreased 5% to £24.1bn, primarily driven by the depreciation of ZAR against GBP

1 Attributable profit/(loss) includes profit after tax and non-controlling interests.

Results by Business

Barclaycard	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	3,566	3,204	11
Credit impairment charges and other provisions	(950)	(763)	25
Net operating income	2,616	2,441	7
Operating expenses (excluding costs to achieve Transform)	(1,461)	(1,318)	11
Costs to achieve Transform	(11)	-
Operating expenses	(1,472)	(1,318)	12
Other net income	28	24
Adjusted profit before tax	1,172	1,147	2
Adjusted attributable profit1	791	763	4

Adjusting items
Provision for PPI redress	(690)	(150)
Statutory profit before tax	482	997

Performance Measures
Adjusted return on average equity	19.4%	20.8%
Adjusted return on average risk weighted assets	3.0%	3.2%
Adjusted cost: income ratio	41%	41%
Return on average equity	6.7%	17.7%
Return on average risk weighted assets	1.2%	2.8%
Cost: income ratio	61%	46%
Loan loss rate (bps)	347	302

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	34.6	34.7
Customer deposits	4.8	4.5
Total assets	38.1	39.2
Risk weighted assets	38.7	38.8

2013 compared to 2012

•
Income increased 11% to £3,566m reflecting continued net lending growth across the business, lower impact from structural hedges and contributions from 2012 acquisitions. The customer asset margin remained broadly stable at 9.45% (2012: 9.52%)

•
Credit impairment charges increased 25% to £950m driven by higher assets, including the impact of portfolio acquisitions, and non-recurrence of provision releases in 2012. While the loan loss rate increased in South Africa to 545 bps (2012: 194 bps) reflecting a change in product mix following recent acquisitions and the challenging economic environment, the loan loss rates in UK and US consumer credit cards remained stable at 374bps (2012: 361 bps) and 291 bps (2012: 293 bps), respectively. 30 day arrears rates for consumer cards in UK were down 10bps to 2.4%, in the US were down 40bps to 2.1% and in South Africa were up 380bps to 8.7%

•	Adjusted operating expenses increased 12% to £1,472m reflecting business growth including 2012 portfolio acquisitions and higher operating losses

•	Adjusted profit before tax increased 2% to £1,172m, while statutory profit before tax decreased to £482m (2012: £997m) due to the provision for PPI redress

Q3 13 compared to Q2 13

•	Adjusted profit before tax decreased 4% to £397m driven by higher operating expenses. Statutory profit before tax improved by £675m to £397m reflecting the provision for PPI redress taken in Q2 13

•
Loans and advances to customers remained stable at £34.6bn (30 June 2013: £34.7bn) reflecting business growth, offset by the impact of depreciation of USD against GBP. Customer deposits increased to £4.8bn (30 June 2013: £4.5bn) due to funding initiatives in the US and Germany

•	Total Assets decreased by £1.1bn to £38.1bn driven by a reduction in non-customer assets

•	RWAs remained broadly flat at £38.7bn

1 Adjusted attributable profit includes profit after tax and non-controlling interests.

Results by Business

Investment Bank	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Macro Products1	2,485	3,224	(23)
Credit Products1	1,951	2,142	(9)
Exit Quadrant Assets1	72	389	(81)
Fixed Income, Currency and Commodities	4,508	5,755	(22)
Equities and Prime Services	2,176	1,729	26
Investment Banking	1,611	1,517	6
Principal Investments and Other Income	289	180	61
Total income	8,584	9,181	(7)
Credit impairment charges and other provisions	(206)	(205)
Net operating income	8,378	8,976	(7)
Operating expenses (excluding costs to achieve Transform)	(5,373)	(5,781)	(7)
Costs to achieve Transform	(175)	-
Operating expenses	(5,548)	(5,781)	(4)
Other net income	22	35	(37)
Profit before tax	2,852	3,230	(12)
Attributable profit2	1,810	2,090	(13)

Performance Measures
Return on average equity	12.3%	13.0%
Return on average risk weighted assets	1.5%	1.6%
Cost: income ratio	65%	63%
Compensation: income ratio	41%	40%
Loan loss rate (bps)	17	15

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to banks and customers at amortised cost3	160.4	186.6
Customer deposits3	101.8	117.4
Total assets	935.2	1,043.8
Risk weighted assets	157.2	168.8

2013 compared to 2012

- Total income decreased 7% to £8,584m, including a reduction of £317m relating to Exit Quadrant Assets

-    FICC income decreased 22% to £4,508m

-    Macro Products and Credit Products income decreased 23% and 9% to £2,485m and £1,951m respectively, reflecting the market impact due to uncertainty around central banks' tapering of quantitative easing programmes. Europe and US were particularly impacted, whilst Asia benefitted from improved currency income. The prior year benefited from the European Long Term Refinancing Operation (LTRO) in Q1 12, and the ECB bond buying programme and reduced benchmark interest rate in Q3 12

-    Exit Quadrant Assets income reduced £317m to £72m as the disposal of exit assets accelerated throughout 2013, with the prior year benefitting from gains on US residential mortgage assets and sale of and gains on US commercial real estate assets

-    Equities and Prime Services income increased 26% to £2,176m, reflecting commission gains, due to improved market confidence and higher client activity in Prime Services

-    Investment Banking income increased 6% to £1,611m driven by equity and debt underwriting, due to increased client activity and favourable market conditions

-    Principal Investments and Other income of £289m included a fair value adjustment of £259m as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

1     Macro Products represent Rates, Currency and Commodities income. Credit Products represent Credit and Securitised Product income. Exit Quadrant Assets consist of the Investment Bank Exit Quadrant business units as detailed on page 27.

2 Attributable profit includes profit after tax and non-controlling interests.

3     As at 30 September 2013 loans and advances included £124.2bn of loans and advances to customers (including settlement balances of £50.4bn and cash collateral of £34.7bn) and loans and advances to banks of £36.2bn (including settlement balances of £9.5bn and cash collateral of £14.3bn). Customer deposits included £50.2bn relating to settlement balances and £26.6bn relating to cash collateral

Results by Business

- Net credit impairment charges of £206m (2012: £205m) driven by a charge against a single name exposure in Q2 13

- Operating expenses reduced 4% to £5,548m, including £175m of costs to achieve Transform related to restructuring. The reduction in operating expenses was driven by the ongoing cost savings partially offset by £257m of costs relating to infrastructure improvement, including investments to meet the requirements of the Dodd-Frank Act, CRD IV and other regulatory reporting change projects. 2012 included a £193m penalty relating to the setting of inter-bank offered rates

- Including costs to achieve Transform, cost: income ratio increased 2% to 65%. Compensation: income ratio increased to 41% (2012: 40%)

- Profit before tax decreased 12% to £2,852m

Q3 13 compared to Q3 12

- Income decreased 22% to £2,111m, including a reduction of £242m relating to Exit Quadrant Assets

-    FICC income decreased 44% to £940m, reflecting lower activity in Macro and Credit Products driven by market declines due to uncertainty around central banks tapering of quantitative easing programmes, with the US being the most impacted region. There were losses of £16m (Q3 12: gains of £226m) related to accelerated disposals of Exit Quadrant Assets, with the prior year including gains on US residential mortgage assets

-    Equities and Prime Services income increased 23% to £645m driven by stronger performances in cash equities and equity derivatives as markets improved on prior year

-    Investment Banking income increased 6% to £525m as improved fee income in financial advisory and increased deal issuance for equity underwriting were partially offset by declines in debt underwriting activity

- Operating expenses decreased 6% to £1,628m as lower performance costs were partially offset by expenditure of £94m on infrastructure improvement including investments to meet regulatory requirements, including the Dodd-
        Frank Act and CRD IV

- Profit before tax decreased 53% to £463m

Q3 13 compared to Q2 13

- Income decreased 30% to £2,111m

-    FICC income decreased 32% to £940m primarily reflecting lower activity in Macro Products driven by a decrease in client flow across the Rates, Commodities and Currency businesses, due to the impact of market uncertainty around central banks' tapering of quantitative easing programmes

- Equities and Prime Services income decreased 22% to £645m as performance was impacted by the seasonal slowdown

- Investment Banking income decreased 1% to £525m, reflecting lower debt and equity underwriting partially offset by increased financial advisory activity

-    Principal Investments and Other income declined significantly due to a one-off gain in the second quarter of £259m relating to a fair value adjustment as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

- Net credit impairment charges improved to £25m (Q213: £195m) as the prior quarter reflected a charge against a single name exposure

- Operating expenses decreased 7% to £1,628m (Q2 13: £1,750m) including a £47m reduction in costs to achieve Transform to £6m

- Profit before tax decreased 57% to £463m

- Total Assets decreased by £108.6bn to £935.2bn, primarily  reflecting decreases in reverse repurchase agreements, settlement balances and derivative financial instruments, in addition to the strengthening of GBP against USD and EUR

- RWAs decreased 7% to £157.2bn, driven by Exit Quadrant RWAs, the strengthening of GBP against USD and EUR, and a reduction in sovereign exposures. CRD IV RWAs reduced 8% to £234bn, including a reduction in Exit
       Quadrant RWAs of £15bn

Results by Business

Corporate Banking	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	2,351	2,300	2
Credit impairment charges and other provisions	(376)	(645)	(42)
Net operating income	1,975	1,655	19
Operating expenses (excluding costs to achieve Transform)	(1,245)	(1,260)	(1)
Costs to achieve Transform	(54)	-
Operating expenses	(1,299)	(1,260)	3
Other net income	2	4
Adjusted profit before tax	678	399	70
Adjusted attributable profit1	454	208	118

Adjusting items
Provision for interest rate hedging products redress	(650)	(450)
Statutory profit/(loss) before tax	28	(51)

Adjusted profit/(loss) before tax by geographic segment
UK	799	633	26
Europe	(217)	(297)	(27)
Rest of the World	96	63	52
Total	678	399	70

Performance Measures
Adjusted return on average equity	7.7%	3.5%
Adjusted return on average risk weighted assets	1.0%	0.5%
Adjusted cost: income ratio	55%	55%
Return on average equity	(0.7%)	(2.2%)
Return on average risk weighted assets	0.1%	(0.1%)
Cost: income ratio	83%	74%
Loan loss rate (bps)	74	126

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	61.3	62.7
Loans and advances to customers at fair value	16.2	16.3
Customer deposits	105.4	106.7
Total assets	112.6	120.4
Risk weighted assets	70.5	73.1

2013 compared to 2012

- Total income increased 2% to £2,351m reflecting an increase in UK income, partially offset by a reduction in gains on fair value items to £45m (2012: £61m), principally related to the Education, Social Housing and Local
       Authority  portfolio, and non-recurring income from a reduction in Exit Quadrant assets in Europe and previously exited businesses.  The net interest margin was broadly in line at 124bps (2012: 126bps), as reduced customer liability margin was largely offset by an increase in customer asset margin

- Credit impairment charges reduced 42% to £376m largely driven by UK and Europe. Loan loss rates improved to 74bps (2012: 126bps)

-	UK impairment reduced by £91m to £126m, reflecting reduced impairment against large corporate clients

-	Europe impairment charges reduced by £168m to £248m, following ongoing action to reduce exposure to the property and construction sector in Spain

- Adjusted operating expenses increased 3% to £1,299m, driven by costs to achieve Transform of £54m related to restructuring costs in Europe and Rest of the World.  Statutory operating expenses increased 14% to £1,949m after charging an additional £650m provision for interest rate hedging products redress (2012: £450m)

1 Adjusted attributable profit includes profit after tax and non-controlling interests.

Results by Business

- Adjusted profit before tax increased 70% to £678m; driven by

-	UK adjusted profit before tax increased 26% to £799m driven by increased income and lower credit impairment charges

-
Europe loss before tax reduced by 27% to £217m principally due to improved credit impairment charges, partially offset by costs to achieve Transform and lower income reflecting the impact of exited business lines

-	Rest of the World profit before tax increased by 52% to £96m, reflecting reduced operating expenses

- Statutory profit before tax increased to £28m (2012: loss of £51m) after the provision for interest rate hedging products redress

Q3 13 compared to Q2 13

- Adjusted profit before tax increased 26% to £276m, reflecting reduced operating expenses, an increase in UK income and reduced credit impairment charges in the UK and Europe, partially offset by a reduction in gains on fair value items to £1m (Q2 13 £12m). Statutory profit before tax increased to £276m (Q2 13: loss of £431m) after charging the additional provision for interest rate hedging products redress in Q2 13

- Loans and advances to customers declined 2% to £61.3bn driven by a reduction in client financing requirements in the UK and the rundown of Exit Quadrant assets in Europe. Customer deposits were broadly in line at
       £105.4bn (30 June 2013: £106.7bn)

- Total assets decreased £7.8bn to £112.6bn reflecting a reduction of liquidity pool assets

- RWAs decreased 4% to £70.5bn driven primarily by the depreciation of the EUR against GBP and a reduction in Exit Quadrant RWAs

Results by Business

Wealth and Investment Management	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,380	1,337	3
Credit impairment charges and other provisions	(88)	(25)
Net operating income	1,292	1,312	(2)
Operating expenses (excluding costs to achieve Transform)	(1,171)	(1,144)	2
Costs to achieve Transform	(77)	-
Operating expenses	(1,248)	(1,144)	9
Other net income	10	1
Adjusted and statutory profit before tax	54	169	(68)
Adjusted and statutory attributable profit1	31	126	(75)

Performance Measures
Return on average equity	1.8%	8.6%
Return on average risk weighted assets	0.3%	1.4%
Cost: income ratio	90%	86%
Loan loss rate (bps)	51	16

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	22.2	22.6
Customer deposits	62.1	62.8
Total assets	36.0	36.5
Risk weighted assets	17.0	17.0
Total client assets	202.0	202.8

2013 compared to 2012

- Income increased 3% to £1,380m, driven by the Americas and Asia regions. The net interest margin was down 20bps to 104bps primarily reflecting reduced contributions from structural hedges and reduced customer liability margin.  Customer asset margin increased 19bps to 83bps

- Credit impairment charges increased £63m to £88m, largely reflecting the impact of deterioration of exposures on historical cases primarily in Europe. Q2 13 included a charge of £15m relating to secured lending on Spanish property

- Operating expenses increased 9% to £1,248m largely reflecting costs to achieve Transform of £77m and the customer remediation provision in Q2 13 of £22m

- Profit before tax decreased 68% to £54m primarily driven by costs to achieve Transform, customer remediation provision and increased impairment charges

Q3 13 compared to Q2 13

- Profit before tax increased £20m to £7m (Q2 13: loss of £13m) primarily due to the non-recurrence of the customer remediation provision, partially offset by an increase in costs to achieve Transform of £11m to £44m

- Loans and advances to customers of £22.2bn and customer deposits of £62.1bn were broadly in line, as growth driven by the High Net Worth businesses was offset by foreign currency movements

- Total Assets were broadly in line at £36.0bn (2013: £36.5) and RWAs remained flat at £17.0bn

- Client Assets were broadly in line at £202.0bn (2013: £202.8bn)

1 Adjusted and statutory attributable profit includes profit after tax and non-controlling interests.

Results by Business

Head Office and Other Operations	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m
Adjusted basis
Total (expense)/income net of insurance claims	(246)	411
Credit impairment charges and other provisions	-	(6)
Net operating (expense)/income	(246)	405
Operating expenses	(45)	(104)
Other net income	(1)	20
Adjusted (loss)/profit before tax	(292)	321
Adjusted attributable (loss)/profit1	(461)	84

Adjusting items
Own credit	(125)	(4,019)
Gain on disposal of BlackRock investment	-	227
Statutory loss before tax	(417)	(3,471)

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Total assets	44.7	47.2
Risk weighted assets	3.4	3.7

2013 compared to 2012

- Adjusted income declined to a net expense of £246m (2012: income of £411m), predominately due to the non-recurrence of gains related to hedges of employee share awards in Q1 12 of £235m and the residual net expense from treasury operations

- Operating expenses decreased to £45m (2012: £104m), driven by the non-recurrence of the £97m penalty arising from the industry wide investigation into the setting of inter-bank offered rates recognised in H1 12, offset by an increase in legal costs relating to regulatory investigations, in addition to costs from the Transform programme and Salz review

- Adjusted loss before tax increased to  £292m (2012: profit of £321m).  Statutory loss before tax improved to £417m (2012: £3,471m) including an own credit charge of £125m (2012: £4,019m) and the non-recurrence of the £227m gain on disposal of BlackRock investment in 2012

Q3 13 compared to Q2 13

- Adjusted loss before tax increased to £135m (Q2 13: £104m) driven by the ongoing impact of the raising of customer deposits across the Group, partially offset by a gain on debt buy back

- Statutory loss before tax increased to £346m (Q2 13: profit of £233m) including an own credit charge of £211m (Q2 13: gain of £337m)

- Total assets decreased 5% to £44.7bn and RWAs decreased 8% to £3.4bn, primarily reflecting a reduction of group liquidity pool assets

1 Adjusted attributable (loss)/profit includes loss after tax and non-controlling interests.

Appendix I - Quarterly Results Summary

Barclays Results by Quarter	Q313	Q213	Q113	Q412	Q312	Q212	Q112	Q411
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,445	7,337	7,734	6,867	7,002	7,384	8,108	6,213
Credit impairment charges and other provisions	(722)	(925)	(706)	(825)	(805)	(926)	(784)	(951)
Net operating income	5,723	6,412	7,028	6,042	6,197	6,458	7,324	5,262
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(4,262)	(4,359)	(4,782)	(4,345)	(4,353)	(4,555)	(4,965)	(4,441)
Costs to achieve Transform	(101)	(126)	(514)	-	-	-	-	-
UK bank levy	-	-	-	(345)	-	-	-	(325)
Operating expenses	(4,363)	(4,485)	(5,296)	(4,690)	(4,353)	(4,555)	(4,965)	(4,766)
Other net income	25	(122)	54	43	21	41	36	5
Adjusted profit before tax	1,385	1,805	1,786	1,395	1,865	1,944	2,395	501

Adjusting items
Own credit	(211)	337	(251)	(560)	(1,074)	(325)	(2,620)	(263)
Gains on debt buy-backs	-	-	-	-	-	-	-	1,130
Gain on disposal of BlackRock investment	-	-	-	-	-	227	-	-
Provision for PPI redress	-	(1,350)	-	(600)	(700)	-	(300)	-
Provision for interest rate hedging products redress	-	(650)	-	(400)	-	(450)	-	-
Goodwill impairment	-	-	-	-	-	-	-	(550)
Losses on acquisitions and disposals	-	-	-	-	-	-	-	(32)
Statutory profit/(loss) before tax	1,174	142	1,535	(165)	91	1,396	(525)	786
Statutory profit/(loss) after tax	728	39	1,044	(364)	(13)	943	(385)	581

Attributable to:
Equity holders of the parent	511	(168)	839	(589)	(183)	746	(598)	335
Non-controlling interests	217	207	205	225	170	197	213	246

Adjusted basic earnings per share	5.7p	8.1p	8.1p	7.2p	8.3p	9.2p	13.2p	1.0p
Adjusted cost: income ratio	68%	61%	68%	68%	62%	62%	61%	77%
Basic earnings/(loss) per share	4.0p	(1.4p)	6.7p	(4.8p)	(1.5p)	6.1p	(4.9p)	2.8p
Cost: income ratio	70%	85%	71%	90%	85%	69%	96%	75%

Adjusted Profit/(Loss) Before Tax by Business	Q313	Q213	Q113	Q412	Q312	Q212	Q112	Q411
	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	351	333	299	275	358	360	232	162
Europe RBB	(106)	(247)	(462)	(114)	(81)	(76)	(72)	(176)
Africa RBB	132	131	81	105	34	51	132	231
Barclaycard	397	412	363	335	396	404	347	261
Investment Bank	463	1,074	1,315	760	988	1,060	1,182	(32)
Corporate Banking	276	219	183	61	88	108	203	(10)
Wealth and Investment Management	7	(13)	60	105	70	49	50	43
Head Office and Other Operations	(135)	(104)	(53)	(132)	12	(12)	321	22
Total profit before tax	1,385	1,805	1,786	1,395	1,865	1,944	2,395	501

Appendix I - Quarterly Results Summary

	Q313	Q213	Q113	Q412	Q312	Q212	Q112	Q411
UK Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,172	1,135	1,067	1,077	1,123	1,118	1,066	1,129
Credit impairment charges and other provisions	(81)	(89)	(89)	(71)	(76)	(46)	(76)	(156)
Net operating income	1,091	1,046	978	1,006	1,047	1,072	990	973
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(710)	(689)	(704)	(718)	(689)	(713)	(757)	(790)
Costs to achieve Transform	(29)	(27)	-	-	-	-	-	-
UK bank levy	-	-	-	(17)	-	-	-	(22)
Operating expenses	(739)	(716)	(704)	(735)	(689)	(713)	(757)	(812)
Other net income/(expense)	(1)	3	25	4	-	1	(1)	1
Adjusted profit before tax	351	333	299	275	358	360	232	162

Adjusting items
Provision for PPI redress	-	(660)	-	(330)	(550)	-	(300)	-
Statutory profit/(loss) before tax	351	(327)	299	(55)	(192)	360	(68)	162

Europe Retail and Business Banking
Adjusted basis
Total income net of insurance claims	160	176	176	161	168	191	188	198
Credit impairment charges and other provisions	(67)	(72)	(70)	(74)	(58)	(71)	(54)	(65)
Net operating income	93	104	106	87	110	120	134	133
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(203)	(207)	(215)	(185)	(193)	(200)	(209)	(290)
Costs to achieve Transform	(1)	-	(356)	-	-	-	-	-
UK bank levy	-	-	-	(20)	-	-	-	(21)
Operating expenses	(204)	(207)	(571)	(205)	(193)	(200)	(209)	(311)
Other net income	5	(144)	3	4	2	4	3	2
Adjusted (loss)/profit before tax	(106)	(247)	(462)	(114)	(81)	(76)	(72)	(176)

Adjusting items
Goodwill impairment	-	-	-	-	-	-	-	(427)
Statutory (loss)/profit before tax	(106)	(247)	(462)	(114)	(81)	(76)	(72)	(603)

Africa Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	643	684	668	721	714	729	764	806
Credit impairment charges and other provisions	(57)	(94)	(114)	(142)	(176)	(208)	(106)	(86)
Net operating income	586	590	554	579	538	521	658	720
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(454)	(452)	(474)	(455)	(506)	(471)	(528)	(468)
Costs to achieve Transform	(2)	(9)	-	-	-	-	-	-
UK bank levy	-	-	-	(24)	-	-	-	(23)
Operating expenses	(456)	(461)	(474)	(479)	(506)	(471)	(528)	(491)
Other net income	2	2	1	5	2	1	2	2
Profit before tax	132	131	81	105	34	51	132	231

Appendix I - Quarterly Results Summary

	Q313	Q213	Q113	Q412	Q312	Q212	Q112	Q411
Barclaycard	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,223	1,190	1,153	1,140	1,092	1,079	1,033	1,037
Credit impairment charges and other provisions	(334)	(313)	(303)	(286)	(271)	(242)	(250)	(287)
Net operating income	889	877	850	854	821	837	783	750
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(498)	(467)	(496)	(508)	(432)	(441)	(445)	(478)
Costs to achieve Transform	(6)	(5)	-	-	-	-	-	-
UK bank levy	-	-	-	(16)	-	-	-	(16)
Operating expenses	(504)	(472)	(496)	(524)	(432)	(441)	(445)	(494)
Other net income	12	7	9	5	7	8	9	5
Adjusted profit before tax	397	412	363	335	396	404	347	261

Adjusting items
Provision for PPI redress	-	(690)	-	(270)	(150)	-	-	-
Statutory profit/(loss) before tax	397	(278)	363	65	246	404	347	261

Investment Bank
Adjusted and statutory basis
Macro Products	472	900	1,113	800	748	1,040	1,436	563
Credit Products	484	508	959	505	701	665	776	490
Exit Quadrant Assets	(16)	(30)	118	189	226	56	107	(120)
Fixed Income, Currency and Commodities	940	1,378	2,190	1,494	1,675	1,761	2,319	933
Equities and Prime Services	645	825	706	454	523	615	591	300
Investment Banking	525	528	558	620	493	509	515	518
Principal Investments and Other Income	1	279	9	26	30	139	11	36
Total income	2,111	3,010	3,463	2,594	2,721	3,024	3,436	1,787
Credit impairment (charges)/ releases and other provisions	(25)	(195)	14	1	(3)	(121)	(81)	(89)
Net operating income	2,086	2,815	3,477	2,595	2,718	2,903	3,355	1,698
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(1,622)	(1,697)	(2,054)	(1,644)	(1,737)	(1,849)	(2,195)	(1,527)
Costs to achieve Transform	(6)	(53)	(116)	-	-	-	-	-
UK bank levy	-	-	-	(206)	-	-	-	(199)
Operating expenses	(1,628)	(1,750)	(2,170)	(1,850)	(1,737)	(1,849)	(2,195)	(1,726)
Other net income/(expense)	5	9	8	15	7	6	22	(4)
Profit/(loss) before tax	463	1,074	1,315	760	988	1,060	1,182	(32)

Corporate Banking
Adjusted basis
Total income net of insurance claims	799	780	772	746	717	734	849	753
Credit impairment charges and other provisions	(118)	(128)	(130)	(240)	(214)	(223)	(208)	(252)
Net operating income	681	652	642	506	503	511	641	501
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(393)	(430)	(422)	(412)	(421)	(402)	(437)	(469)
Costs to achieve Transform	(13)	(4)	(37)	-	-	-	-	-
UK bank levy	-	-	-	(39)	-	-	-	(43)
Operating expenses	(406)	(434)	(459)	(451)	(421)	(402)	(437)	(512)
Other net income/(expense)	1	1	-	6	6	(1)	(1)	1
Adjusted profit/(loss) before tax	276	219	183	61	88	108	203	(10)

Adjusting items
Goodwill impairment	-	-	-	-	-	-	-	(123)
Provision for interest rate hedging products redress	-	(650)	-	(400)	-	(450)	-	-
Losses on disposal	-	-	-	-	-	-	-	(9)
Statutory profit/(loss) before tax	276	(431)	183	(339)	88	(342)	203	(142)

Appendix I - Quarterly Results Summary

	Q313	Q213	Q113	Q412	Q312	Q212	Q112	Q411
Wealth and Investment Management	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Total income net of insurance claims	449	462	469	483	443	442	452	453
Credit impairment charges and other provisions	(39)	(35)	(14)	(13)	(6)	(12)	(7)	(10)
Net operating income	410	427	455	470	437	430	445	443
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(361)	(410)	(400)	(361)	(369)	(380)	(395)	(398)
Costs to achieve Transform	(44)	(33)	-	-	-	-	-	-
UK bank levy	-	-	-	(4)	-	-	-	(1)
Operating expenses	(405)	(443)	(400)	(365)	(369)	(380)	(395)	(399)
Other net income/(expense)	2	3	5	-	2	(1)	-	(1)
Profit/(loss) before tax	7	(13)	60	105	70	49	50	43

Head Office and Other Operations
Adjusted basis
Total (expense)/income net of insurance claims	(112)	(100)	(34)	(55)	24	68	319	49
Credit impairment (charges)/releases and other provisions	(1)	1	-	-	(1)	(3)	(2)	(6)
Net operating (expense)/income	(113)	(99)	(34)	(55)	23	65	317	43
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(21)	(7)	(17)	(61)	(6)	(99)	1	(22)
Costs to achieve Transform	-	5	(5)	-	-	-	-	-
UK bank levy	-	-	-	(19)	-	-	-	-
Operating expenses	(21)	(2)	(22)	(80)	(6)	(99)	1	(22)
Other net (expense)/income	(1)	(3)	3	3	(5)	23	2	-
Adjusted (loss)/profit before tax	(135)	(104)	(53)	(132)	12	(11)	320	21

Adjusting items
Own Credit	(211)	337	(251)	(560)	(1,074)	(325)	(2,620)	(263)
Gain on disposal of BlackRock investment	-	-	-	-	-	227	-	-
Gains on debt buy-backs	-	-	-	-	-	-	-	1,130
Losses on acquisitions and disposals	-	-	-	-	-	-	-	(23)
Statutory (loss)/profit before tax	(346)	233	(304)	(692)	(1,062)	(109)	(2,300)	865

Appendix II - Performance Management

Returns on Equity by Business

Returns on average equity and average tangible equity are calculated using annualised profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate. Average allocated equity has been calculated as 10.5% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting the Core Tier 1 capital ratio of 11.3% as at 30 September 2013, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

Adjusted	Statutory

	Nine Months Ended	Nine Months Ended	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12	30.09.13	30.09.12
Return on Average Equity	%	%	%	%
UK RBB	12.6	13.0	4.0	0.8
Europe RBB	(39.2)	(12.2)	(39.2)	(12.2)
Africa RBB	2.4	(0.0)	2.4	(0.0)
Barclaycard	19.4	20.8	6.7	17.7
Investment Bank	12.3	13.0	12.3	13.0
Corporate Banking	7.7	3.5	(0.7)	(2.2)
Wealth and Investment Management	1.8	8.6	1.8	8.6
Group excluding Head Office and Other Operations	9.1	10.2	4.8	7.2
Head Office and Other Operations impact	(2.0)	(0.5)	(1.7)	(7.3)
Total	7.1	9.7	3.1	(0.1)

	Adjusted		Statutory

	Nine Months Ended	Nine Months Ended	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12	30.09.13	30.09.12
Return on Average Tangible Equity	%	%	%	%
UK RBB	22.0	24.4	7.0	1.6
Europe RBB	(43.0)	(13.3)	(43.0)	(13.3)
Africa RBB1	8.7	4.4	8.7	4.4
Barclaycard	25.9	28.3	8.9	24.1
Investment Bank	12.8	13.5	12.8	13.5
Corporate Banking	8.1	3.7	(0.7)	(2.3)
Wealth and Investment Management	2.4	12.0	2.4	12.0
Group excluding Head Office and Other Operations	10.9	12.0	6.0	8.5
Head Office and Other Operations impact	(2.5)	(0.5)	(2.4)	(8.6)
Total	8.4	11.5	3.6	(0.1)

1 The return on average tangible equity for Africa RBB has been calculated including amounts relating to Absa Group's non-controlling interests.

Appendix II - Performance Management

Adjusted	Statutory

	Nine months ended	Nine months ended	Nine months ended	Nine months ended
	30.09.13	30.09.12	30.09.13	30.09.12
Profit attributable to equity holders of the parent	£m	£m	£m	£m
UK RBB	751	686	238	44
Europe RBB	(629)	(198)	(629)	(198)
Africa RBB	42	(1)	42	(1)
Barclaycard	791	763	272	650
Investment Bank	1,810	2,090	1,810	2,090
Corporate Banking	454	208	(40)	(132)
Wealth and Investment Management	31	126	31	126
Head Office and Other Operations 1	(461)	84	(542)	(2,614)
Total	2,789	3,758	1,182	(35)

	Average Equity2		Average Tangible Equity2

	Nine months ended	Nine months ended	Nine months ended	Nine months ended
	30.09.13	30.09.12	30.09.13	30.09.12
	£m	£m	£m	£m
UK RBB	7,932	7,034	4,545	3,740
Europe RBB	2,142	2,170	1,952	1,986
Africa RBB	2,347	2,764	1,073	1,311
Barclaycard	5,447	4,883	4,072	3,596
Investment Bank	19,551	21,363	18,856	20,652
Corporate Banking	7,881	7,889	7,513	7,515
Wealth and Investment Management	2,303	1,943	1,740	1,404
Head Office and Other Operations 1	3,926	4,345	3,910	4,344
Total2	51,529	52,391	43,661	44,548

1 Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average shareholders' equity and tangible equity.

2 Group average shareholders' equity and average shareholders' tangible equity excludes the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

Appendix II - Performance Management

Costs to achieve Transform

•
On 12 February 2013 the Group announced the commencement of a strategic cost management programme targeted at reducing net operating expenditure by £1.7bn by 2015.  The programme is being executed and managed through the delivery of rightsizing, industrialisation and innovation initiatives. Rightsizing focuses on restructuring the current cost base to match profitable sources of growth; whilst industrialisation and innovation initiatives seek to invest in technology and new ways of working to reduce future operating costs and enhance customer and client propositions

•
Total costs to achieve Transform for the nine months to 30 September 2013 were £741m, with 87% relating to major restructuring initiatives.  The material costs within major restructuring initiatives consist of redundancy, reflecting our priorities to rightsize our Europe RBB operations and the Investment Bank's operations in Asia and Europe

Nine months ended 30.09.13

	Major restructuring initiatives	Other Transform costs	Total Costs to Achieve Transform
Costs to Achieve Transform by Business	£m	£m	£m
UK RBB	(16)	(40)	(56)
Europe RBB	(357)	-	(357)
Africa RBB	-	(11)	(11)
Barclaycard	-	(11)	(11)
Investment Bank	(170)	(5)	(175)
Corporate Banking	(48)	(6)	(54)
Wealth and Investment Management	(52)	(25)	(77)
Total Costs to Achieve Transform	(643)	(98)	(741)

Appendix II - Performance Management

Exit Quadrant Business Units

•
On 12 February 2013, the Group announced as part of its Strategic Review that, following a rigorous bottom-up analysis of each of its businesses based on the attractiveness of the market they operate in and their ability to generate sustainable returns on equity above cost of equity, it would be exiting certain businesses

•	The table below presents selected financial data for these Exit Quadrant businesses

CRD IV RWAs1	Balance Sheet	Nine Months Ended 30.09.13

	As at 30.09.13	As at 30.06.13	As at 31.12.12	As at 30.09.13	As at 30.06.13	As at 31.12.12	Income/ (Expense)	Impairment (charge)/ release	Net operating (expense)/ income
Corporate Banking	£bn	£bn	£bn	£bn	£bn	£bn	£m	£m	£m
European legacy assets	3.5	4.1	5.0	2.9	3.4	3.9	52	(249)	(197)
Europe RBB
Legacy assets	9.6	9.5	9.7	22.0	23.0	22.9	72	(154)	(82)
Investment Bank
US Residential Mortgages	1.1	0.7	5.3	0.9	1.1	2.2	428	-	428
Commercial Mortgages and Real Estate	1.9	3.0	3.1	2.7	3.9	4.0	118	-	118
Leveraged and Other Loans	6.5	8.4	10.1	7.0	9.6	11.5	(83)	6	(77)
CLOs and Other Insured Assets	4.9	6.5	5.9	12.2	14.1	16.3	(377)	-	(377)
Structured Credit and other	5.6	5.3	9.4	7.1	8.1	8.6	(76)	1	(75)
Monoline Derivatives	0.7	1.8	3.1	0.3	0.3	0.6	62	-	62
Corporate Derivatives	3.2	3.6	8.3	2.4	2.5	3.6	-	-	-
Portfolio Assets	23.9	29.3	45.2	32.6	39.6	46.8	72	7	79
Pre-CRD IV Rates Derivatives Portfolio	16.0	25.5	33.9
Total Investment Bank	39.9	54.8	79.1
Total	53.0	68.4	93.8

30 September 2013 compared to 31 December 2012

•
The estimated CRD IV RWAs of the Exit Quadrant businesses decreased £40.8bn to £53.0bn including reductions of £39.2bn in the Investment Bank. This reflects reductions in Investment Bank portfolio assets of £21.3bn to £23.9bn, relating to US Residential, Leveraged and Other Loans and Structured Credit Portfolios and optimisation initiatives within the derivatives portfolio.  Pre CRD IV Rates derivatives RWAs decreased £17.9bn to £16.0bn. RWAs in Corporate Banking and Europe RBB Exit Quadrant portfolios decreased due to continued asset run down

•
The Portfolio Assets balance sheet decreased £14.2bn to £32.6bn driven by net sales and paydowns across asset classes.  Income of £72m was primarily driven by gains relating to US Residential Mortgage exposures, partially offset by funding charges on CLOs and Other Insured assets and the acceleration of disposals.  Portfolio Assets income reduced to £72m (2012: £389m), largely driven by a reduction in fair value gains on US Residential Mortgages and sale of Commercial Real Estate loans

•
Pre CRD IV Rates portfolio balance sheet assets reduced by £102.4bn to £251.4bn primarily due to interest rate and foreign exchange mark to market adjustments.  The exposure would be £231.6bn (2012: £317.3bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Therefore, the net exposure post counterparty netting and cash collateral would be £19.8bn (2012: £36.5bn)

•	Corporate Banking Exit Quadrant balance sheet assets in Europe decreased £1.0bn to £2.9bn largely driven by reductions in Spain and Portugal

30 September 2013 compared to 30 June 2013

•
The estimated CRD IV RWAs of the Exit Quadrant businesses decreased £15.4bn to £53.0bn.  This reflects reductions in Investment Bank portfolio assets of £5.4bn to £23.9bn driven by refinancing of Leveraged Loans and the sale of a US Commercial Real Estate portfolio. Pre CRD IV Rates derivatives RWAs decreased £9.5bn to £16.0bn. Corporate Banking RWAs decreased due to continued asset run down, while Europe RBB RWAs were broadly flat

•
Portfolio Assets balance sheet decreased £7.0bn to £32.6bn due to refinancing of Leveraged Loans, sales of CLOs and principal paydowns. Income decreased by £16m, driven by carry charges on CLOs and Other Insured assets, partially offset by fair value gains on ABS CDO Super Senior and Commercial Real Estate loans

1 The table above provides an indication of the potential CRD IV RWAs that are currently allocated to the Exit Quadrant business

Appendix II - Performance Management

Margins and Balances
	Nine months	Nine months
	Ended	Ended
Analysis of Net Interest Income	30.09.13	30.09.12
	£m	£m
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Customer Income:
- Customer assets	5,360	4,974
- Customer liabilities	2,406	2,352
Total	7,766	7,326
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Non-customer Income:
- Product structural hedge1	644	731
- Equity structural hedge2	232	234
- Other	(90)	(49)
Total RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Net Interest Income	8,552	8,242
Investment Bank	176	361
Head Office and Other Operations	(235)	200
Group net interest income	8,493	8,803

- Group net interest income including contributions for the Investment Bank and Head Office and Other Operations decreased 4% to £8,493m (2012: £8,803m), predominantly due to a £148m reduction in contribution from structural hedging activities to £1,150m, including a reduction of £89m related to RBB, Barclaycard, Corporate Banking and Wealth and Investment Management, lower net interest income in the Investment Bank, and the residual net expense from treasury operations

- Net interest income for the RBB, Barclaycard, Corporate Banking and Wealth and Investment Management businesses increased 4% to £8,552m (2012: £8,242m), reflecting business growth in Barclaycard, UK RBB, and Corporate Banking. This was partially offset by foreign exchange movements in Africa RBB, the withdrawal from certain business lines in Europe RBB and reduced contribution from Group product and equity structural hedges

1     Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.

2     Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group's equity, with the impact allocated to businesses in line with their economic capital usage.

Appendix II - Performance Management

Analysis of Net Interest Margin

	UK RBB margin	Europe RBB margin	Africa RBB margin	Barclaycard margin	Corporate Banking margin	Wealth and Investment Management margin	Total RBB, Barclaycard, Corporate and Wealth margin
Nine Months Ended 30.09.13%		%	%	%	%	%	%
Customer asset margin	1.20	0.43	3.08	9.45	1.34	0.83	2.20
Customer liability margin	0.88	0.41	2.76	(0.29)	1.00	0.97	1.01

Customer generated margin	1.05	0.43	2.95	8.59	1.14	0.93	1.61
Non-customer generated margin	0.23	0.36	0.19	(0.23)	0.10	0.11	0.16

Net interest margin	1.28	0.79	3.14	8.36	1.24	1.04	1.77

Average customer assets (£m)	133,690	39,894	28,162	36,153	66,251	22,259	326,409
Average customer liabilities (£m)	126,723	14,029	18,455	3,512	96,918	59,740	319,377

Nine Months Ended 30.09.12
Customer asset margin	1.09	0.46	3.13	9.52	1.23	0.64	2.10
Customer liability margin	0.96	0.44	2.77	(0.91)	1.10	1.12	1.12

Customer generated margin	1.03	0.46	2.99	9.21	1.16	0.98	1.64
Non-customer generated margin	0.34	0.32	0.22	(0.59)	0.10	0.26	0.21

Net interest margin	1.37	0.78	3.21	8.62	1.26	1.24	1.85

Average customer assets (£m)	123,217	40,433	31,941	33,068	68,893	19,325	316,877
Average customer liabilities (£m)	111,044	15,034	19,740	1,015	83,283	49,182	279,298

- The RBB, Barclaycard, Corporate Banking and Wealth and Investment Management net interest margin reduced 8bps to 177bps, principally due to the impact of reduced contributions from Group structural hedging activities on non-customer generated margin which reduced 5bps to 16bps. Customer generated margin remained stable at 161bps (2012: 164bps)

Appendix II - Performance Management

Analysis of Net Interest Margin-Quarterly
	UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Barclaycard, Corporate and Wealth
Quarter Ended 30.09.13%		%	%	%	%	%	%
Customer asset margin	1.26	0.37	3.07	9.56	1.41	0.87	2.25
Customer liability margin	0.89	0.42	2.85	(0.24)	0.94	0.99	0.99

Customer generated margin	1.08	0.39	2.98	8.57	1.13	0.96	1.62
Non-customer generated margin	0.23	0.36	0.25	(0.18)	0.12	0.04	0.16

Net interest margin	1.31	0.75	3.23	8.39	1.25	1.00	1.78

Average customer assets (£m)	135,483	39,432	26,658	36,380	66,251	22,259	326,463
Average customer liabilities (£m)	131,465	13,842	17,892	4,084	96,918	59,740	323,941

Quarter Ended 30.06.13
Customer asset margin	1.25	0.47	3.19	9.34	1.34	0.75	2.19
Customer liability margin	0.80	0.40	2.71	(0.30)	1.10	0.97	1.00

Customer generated margin	1.03	0.45	3.00	8.46	1.20	0.91	1.60
Non-customer generated margin	0.23	0.36	0.15	(0.22)	0.07	0.15	0.15

Net interest margin	1.26	0.81	3.15	8.24	1.27	1.06	1.75

Average customer assets (£m)	134,986	39,767	27,925	36,069	66,869	22,351	327,967
Average customer liabilities (£m)	129,843	13,943	18,405	3,629	95,178	60,670	321,668

Quarter Ended 30.09.12
Customer asset margin	1.12	0.44	3.09	9.16	1.27	0.61	2.08
Customer liability margin	0.96	0.36	2.82	(0.68)	1.02	1.13	1.10

Customer generated margin	1.04	0.42	2.98	8.68	1.13	0.99	1.61
Non-customer generated margin	0.34	0.31	0.20	(0.42)	0.07	0.22	0.20

Net interest margin	1.38	0.73	3.18	8.26	1.20	1.21	1.81

Average customer assets (£m)	123,217	40,489	30,939	33,536	69,362	19,755	317,298
Average customer liabilities (£m)	111,044	15,034	19,447	1,717	86,478	51,016	284,736

Appendix III - Balance Sheet and Capital

Consolidated Summary Balance Sheet
	As at	As at	As at
	30.09.131	30.06.13	31.12.122
Assets	£m	£m	£m
Cash, balances at central banks and items in the course of collection	64,276	75,298	87,664
Trading portfolio assets	145,835	151,981	146,352
Financial assets designated at fair value	40,538	46,847	46,629
Derivative financial instruments	356,033	403,072	469,156
Available for sale financial investments	86,996	91,707	75,109
Loans and advances to banks	42,586	46,451	40,462
Loans and advances to customers	442,940	470,062	423,906
Reverse repurchase agreements and other similar secured lending	202,513	222,881	176,522
Other assets	23,118	24,434	22,535
Total assets	1,404,835	1,532,733	1,488,335

Liabilities
Deposits and items in the course of collection due to banks	70,936	79,872	78,599
Customer accounts	442,404	460,264	385,411
Repurchase agreements and other similar secured borrowing	224,588	259,539	217,178
Trading portfolio liabilities	55,409	59,360	44,794
Financial liabilities designated at fair value	67,351	71,274	78,561
Derivative financial instruments	351,194	396,125	462,721
Debt securities in issue	92,072	102,946	119,525
Subordinated liabilities	22,210	22,641	24,018
Other liabilities	20,457	20,575	17,542
Total liabilities	1,346,621	1,472,596	1,428,349

Shareholders' Equity
Called up share capital and share premium	14,015	13,988	12,477
Other reserves	1,866	3,233	3,674
Retained earnings	33,555	33,862	34,464
Shareholders' equity excluding non-controlling interests	49,436	51,083	50,615
Non-controlling interests	8,778	9,054	9,371
Total shareholders' equity	58,214	60,137	59,986

Total liabilities and shareholders' equity	1,404,835	1,532,733	1,488,335

1     The balance sheet positions as at 30 September 2013 do not include new ordinary shares issued as part of the Rights Issue and associated cash proceeds received after 30 September 2013.  The new ordinary shares commenced trading, fully paid, on the London Stock Exchange PLC's main market for listed securities on 4 October 2013.

2 The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).

Appendix III - Balance Sheet and Capital

Key Capital Ratios	As at	As at	As at
	30.09.13	30.06.13	31.12.12
Core Tier 1	11.3%	11.1%	10.8%
Tier 1	13.8%	13.5%	13.2%
Total capital	17.8%	17.4%	17.0%

Capital Resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet	49,436	51,083	50,615
Own credit cumulative loss1	741	593	804
Unrealised gains on available for sale debt securities1	(343)	(293)	(417)
Unrealised gains on available for sale equity (recognised as tier 2 capital)1	(145)	(137)	(110)
Cash flow hedging reserve1	(860)	(1,019)	(2,099)

Non-controlling interests per balance sheet	8,778	9,054	9,371
- Less: Other Tier 1 capital - preference shares	(6,151)	(6,171)	(6,203)
- Less: Non-controlling Tier 2 capital	(486)	(486)	(547)
Other regulatory adjustments to non-controlling interests	(160)	(116)	(171)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment1	584	12	49
Goodwill and intangible assets1	(7,556)	(7,583)	(7,622)
50% excess of expected losses over impairment1	(787)	(812)	(648)
50% of securitisation positions	(728)	(759)	(997)
Other regulatory adjustments	(347)	(423)	(303)
Core Tier 1 capital	41,976	42,943	41,722

Other Tier 1 capital:
Preference shares	6,151	6,171	6,203
Tier 1 notes2	512	538	509
Reserve Capital Instruments 2	2,878	2,902	2,866

Regulatory adjustments and deductions:
50% of material holdings	(474)	(475)	(241)
50% of the tax on excess of expected losses over impairment	18	27	176
Total Tier 1 capital	51,061	52,106	51,235

Tier 2 capital:
Undated subordinated liabilities	1,544	1,558	1,625
Dated subordinated liabilities	13,996	14,500	14,066
Non-controlling Tier 2 capital	486	486	547
Reserves arising on revaluation of property1	15	19	39
Unrealised gains on available for sale equity1	146	139	110
Collectively assessed impairment allowances	1,970	2,024	2,002

Tier 2 deductions:
50% of material holdings	(474)	(475)	(241)
50% excess of expected losses over impairment (gross of tax)	(805)	(839)	(824)
50% of securitisation positions	(728)	(759)	(997)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(958)	(1,084)	(1,139)
Other deductions from total capital	(306)	(326)	(550)
Total regulatory capital	65,947	67,349	65,873

1 The capital impacts of these items are net of tax.
2 Tier 1 notes and reserve capital instruments are included in subordinated liabilities in the consolidated balance sheet.

Appendix III - Balance Sheet and Capital

Movement in Core Tier 1 Capital	Three months	Six months
	ended	ended
	30.09.13	30.06.13
	£m	£m
Opening Core Tier 1 capital	42,943	41,722

Profit for the period	727	1,083
Removal of own credit1	148	(211)
Dividends paid	(476)	(893)
Retained capital generated from earnings	399	(21)

Movement in reserves - impact of ordinary shares and share schemes	175	799
Movement in currency translation reserves	(1,469)	511
Movement in pension reserves	(763)	(37)
Other reserves movements	(40)	12
Movement in other qualifying reserves	(2,097)	1,285

Movement in regulatory adjustments and deductions:
Defined benefit pension adjustment1	572	(37)
Goodwill and intangible asset balances1	27	39
50% excess of expected losses over impairment1	25	(164)
50% of securitisation positions	31	238
Other regulatory adjustments	76	(119)
Closing Core Tier 1 capital	41,976	42,943

•
The Core Tier 1 ratio increased to 11.3% (June 2013: 11.1%) mainly as a result of a decrease in risk weighted assets to £371bn (June 2013: £387bn).  Core Tier 1 capital decreased to £42.0bn (June 2013: £42.9bn)

-       Barclays generated £0.4bn Core Tier 1 capital from earnings excluding movements in own credit, after absorbing the impact of dividends paid.  This increase was more than offset by a £1.5bn decrease in capital due to foreign currency movements (including non-controlling interests), primarily due to the strengthening of GBP against EUR, USD and ZAR

1 The capital impacts of these items are net of tax.

Appendix III - Balance Sheet and Capital

Risk Weighted Assets by Risk Type and Business
Credit Risk	Counterparty	Market Risk	Operational	Total
	Credit Risk		Risk	RWAs

								Charges
								Add-on
					Non			and Non-
					Model		Modelled	VaR
As at 30.09.2013	STD	F-IRB	A-IRB	IMM	Method	STD	- VaR	Modelled
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	2,890	-	33,639	-	-	-	-	-	6,680	43,209
Europe RBB	4,598	-	10,107	-	3	-	-	-	2,128	16,836
Africa RBB	6,081	5,092	9,007	-	3	-	-	-	3,965	24,148
Barclaycard	17,535	-	14,610	-	-	-	-	-	6,594	38,739
Investment Bank	8,187	3,320	42,407	22,280	6,167	23,195	16,659	10,163	24,807	157,185
Corporate Banking	23,732	2,850	36,553	689	3	-	-	-	6,717	70,544
Wealth and Investment Management	11,627	259	1,531	-	317	-	-	-	3,261	16,995
Head Office Functions and Other Operations	253	-	3,012	-	-	-	-	-	159	3,424
Total RWAs	74,903	11,521	150,866	22,969	6,493	23,195	16,659	10,163	54,311	371,080

As at 30.06.2013
UK RBB	3,057	-	33,872	-	-	-	-	-	6,680	43,609
Europe RBB	4,944	-	9,656	-	5	-	-	-	2,128	16,733
Africa RBB	6,196	5,538	9,790	-	3	-	-	-	3,965	25,492
Barclaycard	17,761	-	14,446	-	-	-	-	-	6,594	38,801
Investment Bank	8,862	3,687	48,002	24,871	6,378	22,764	18,935	10,536	24,807	168,842
Corporate Banking	25,990	2,555	37,174	684	-	-	-	-	6,717	73,120
Wealth and Investment Management	11,668	228	1,440	-	382	-	-	-	3,261	16,979
Head Office Functions and Other Operations	117	411	2,965	-	-	-	-	-	161	3,654
Total RWAs	78,595	12,419	157,345	25,555	6,768	22,764	18,935	10,536	54,313	387,230

Movement in RWAs	Three months	Six months
	ended	ended
	30.09.13	30.06.13
Opening RWAs	387.2	387.4
Business activity	(8.1)	(11.0)
Foreign Exchange	(8.1)	7.1
Change in risk parameters	0.5	(0.5)
Methodology and model changes	(0.4)	4.2
Closing RWAs	371.1	387.2

•	During the quarter ended September 2013, RWAs decreased by £16.1bn reflecting:

-	Business activity risk reductions decreased RWAs by £8.1bn, primarily driven by reductions in Exit Quadrant RWAs and sovereign exposures

-	Foreign exchange reduced RWAs by £8.1bn, primarily due to the depreciation of USD, ZAR and EUR against GBP

-	Change in risk parameters increased RWAs by £0.5bn, due to changes in risk profile driven by market conditions

-	Methodology and model changes decreased RWAs by £0.4bn primarily driven by a change in calculation methodology for trading exposures

Appendix III - Balance Sheet and Capital

Impact of CRD IV

The new capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (collectively known as CRD IV) were finalised and published in the Official Journal of the EU in June 2013 and will be implemented from 1 January 2014.  We have estimated the impacts of CRD IV on a consistent basis to those presented in the June 2013 Results Announcement.

The actual impact of CRD IV on capital and leverage ratios may be materially different to the estimates disclosed as certain aspects of the requirements and interpretation of their application have not yet been finalised or are dependent on regulatory approvals and their implementation. The impacts of rules and technical standards still in consultation have not been reflected in our estimates.

In August 2013 we submitted our application for model approval to the PRA, including a self assessment of model readiness.  Changes to our approach may be required as a result of the regulatory approval process.

Estimated impact of CRD IV - Capital	CET1	CET1
	Transitional	Fully-loaded
	30.09.13	30.09.13
	£bn	£bn
Core Tier 1 capital (FSA 2009 definition)	42.0	42.0
Risk Weighted Assets (RWA) (current CRD III rules)	371.1	371.1

Core Tier 1 ratio (CRD III)	11.3%	11.3%

CRD IV impact on Core Tier 1 capital:
Adjustments not impacted by transitional provisions
Conversion from securitisation deductions to RWAs	0.7	0.7
Prudential Valuation Adjustment (PVA)	(2.0)	(2.0)
Other	(0.2)	(0.2)
Adjustments impacted by transitional provisions
Goodwill and intangibles	6.0	-
Expected losses over impairment	0.4	(0.9)
Deferred tax assets deduction	(0.3)	(1.4)
Excess minority interest	(0.1)	(0.4)
Debit Valuation Adjustment (DVA)	(0.1)	(0.3)
Pensions	(0.1)	(0.6)
Gains on available for sale equity and debt	-	0.6
Non-significant holdings in Financial Institutions1	(0.5)	(2.3)
Mitigation of non-significant holdings in Financial Institutions1	0.5	2.3
CET1 capital	46.5	37.4

CRD III RWAs	371.1	371.1

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	27.3	27.3
Securitisation	20.9	20.9
Counterparty Credit Risk (including Central Counterparty Clearing)	17.1	17.1
Other	11.7	11.7
RWA Impact	77.0	77.0

CRD IV RWAs	448.1	448.1

CET1 ratio	10.4%	8.4%

1     As at 30 September 2013, net long non-significant holdings in financial entities were £7.3bn (30 June 2013: £9.3bn), which would result in a deduction from CET1 of £2.3bn (30 June 2013: £2.5bn) in the absence of identified management actions to eliminate this deduction. The EBA consultation paper on Own Funds identifies potential changes in the calculation, including the scope of application and the treatment of tranche positions, which are not reflected in these estimates.

Appendix III - Balance Sheet and Capital

Estimated impact of CRD IV - Leverage
	IFRS	Final CRD IV	Final CRD IV
	Balance sheet	text basis	text basis
	As at 30.09.13	As at 30.09.13	As at 30.06.13
Leverage exposure	£bn	£bn	£bn

Derivatives
IFRS derivative financial instruments	356	356	403
Additional netting adjustments for derivatives		(287)	(324)
Potential Future Exposure on derivatives		295	308
		364	387
Securities Financing Transactions (SFTs)
IFRS reverse repurchase agreements and other similar secured lending	203	203	223
Remove IFRS reverse repurchase agreements and other similar secured lending		(203)	(223)
Add leverage exposure measure for SFTs		98	93
		98	93
Other assets and adjustments
Loans and advances and other assets	846	846	907
Undrawn commitments		190	190
Regulatory deductions and other adjustments		(17)	(18)
		1,019	1,079

Total assets per IFRS balance sheet	1,405

Fully loaded CRD IV leverage exposure measure		1,481	1,559

Transitional CRD IV leverage exposure measure		1,482	1,561

		Leverage ratio	Leverage ratio
		Final CRD IV	Final CRD IV
	Tier 1 Capital	text basis	text basis
Leverage Ratio	As at 30.09.13	As at 30.09.13	As at 30.06.13
	£bn
Transitional measure1	47.4	3.2%	3.1%
Adjusted fully loaded measure2	47.1	3.2%	3.1%
Fully loaded measure3	37.6	2.5%	2.5%

- Estimated fully loaded CRD IV leverage exposure reduced to £1,481bn (30 June 2013: £1,559bn) driven by a reduction in settlement balances in the Investment Bank, decreases in cash and balances at central banks in line with our plans to optimise the size of the liquidity pool, and a reduction in Potential Future Exposure on derivatives

- Barclays estimated fully loaded CRD IV leverage ratio as at 30 September 2013 was approximately 2.5%, or 2.9% after taking into account the rights issue, which completed in October 2013

- The PRA has communicated its expectation for Barclays to meet an adjusted 7% fully loaded CET1 ratio by December 2013 and a 3% leverage ratio by June 2014. The PRA leverage ratio is calculated using CRD IV leverage exposure and a PRA-adjusted CET1 capital base, which as at 30 June reflected additional deductions from CET1 capital of £4.1bn. Applying this deduction as at 30 September would result in a PRA leverage ratio of 2.2%, or
       2.6% after taking into account the rights issue

- Applying the Basel 3 2010 text for the calculation of leverage would result in an estimated leverage exposure of £1,555bn, reflecting an increase of £74bn in the SFT exposure calculation. The estimated fully loaded leverage ratio would be 2.4% on this basis and 2.8% after taking into account the rights issue

1     Tier 1 capital is calculated as the transitional CRD IV measure assuming 2013 is the first year of implementation at the request of the PRA.  Regulatory deductions are adjusted to reflect the transitional impact on Tier 1 capital.

2 Tier 1 capital is calculated as the fully loaded CRD IV measure with all ineligible Tier 1 instruments added back. Regulatory deductions reflect the full end point impact on Tier 1 capital.

3 Tier 1 capital is calculated as the fully loaded CRD IV measure. Regulatory deductions reflect the full end point impact on Tier 1 capital.

Appendix III - Balance Sheet and Capital

Balance Sheet Leverage
	As at	As at
	30.09.13	30.06.13
	£m	£m
Total assets1	1,404,835	1,532,733
Counterparty netting	(287,624)	(324,303)
Collateral on derivatives	(36,730)	(41,044)
Settlement balances and cash collateral	(88,179)	(109,196)
Goodwill and intangible assets	(7,790)	(7,849)
Customer assets held under investment contracts2	(1,777)	(1,838)
Adjusted total tangible assets	982,735	1,048,503
Total qualifying Tier 1 capital	51,061	52,106
Adjusted gross leverage	19	20
Adjusted gross leverage (excluding liquidity pool)	17	17
Ratio of total assets to shareholders' equity	24	25
Ratio of total assets to shareholders' equity (excluding liquidity pool)	22	23
-

- Adjusted gross leverage was 19x at 30 September 2013 (30 June 2013: 20x) reflecting a 2% decrease in qualifying Tier 1 capital to £51bn and a 6% decrease in adjusted total tangible assets to £983bn

- At month ends during Q3 2013 the ratio moved in a range from 19x to 20x (2013 year to date: 19x to 21x, full year 2012: 19x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending

- Adjusted total tangible assets include cash and balances at central banks of £62bn (30 June 2013: £73bn). Excluding these balances, the balance sheet leverage would be 18x (30 June 2013: 19x). Excluding the liquidity pool, leverage would be 17x (30 June 2013: 17x)

- The ratio of total assets to total shareholders' equity was 24x (30 June 2013: 25x) and during Q3 13 moved within a month end range of 24x to 25x (2013 year to date: 24x to 27x, full year 2012: 25x to 28x) primarily due tofluctuations in derivative assets and collateralised reverse repurchase lending

1 Includes Liquidity Pool £130bn (30 June 2013: £138bn).

2 Comprising financial assets designated at fair value and associated cash balances.

Appendix IV - Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks

As at 30.09.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges1	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Total retail	238,127	4,577	233,550	8,089	3.4	1,645	92

Wholesale - customers	213,009	3,068	209,941	5,959	2.8	717	45
Wholesale - banks	42,045	10	42,035	19	-	(12)	(4)
Total wholesale	255,054	3,078	251,976	5,978	2.3	705	37

Loans and advances at	493,181	7,655	485,526	14,067	2.9	2,350	64
amortised cost

Traded Loans	1,928	n/a	1,928
Loans and advances designated at fair value	19,818	n/a	19,818
Loans and advances held at fair value	21,746	n/a	21,746

Total loans and advances	514,927	7,655	507,272

As at 30.06.13
Total retail	240,079	4,699	235,380	8,439	3.5	1,112	93

Wholesale - customers	238,457	3,170	235,287	6,192	2.6	534	45
Wholesale - banks	45,881	35	45,846	54	0.1	(12)	(5)
Total wholesale	284,338	3,205	281,133	6,246	2.2	522	37

Loans and advances at	524,417	7,904	516,513	14,685	2.8	1,634	63
amortised cost

Traded Loans	2,340	n/a	2,340
Loans and advances designated at fair value	20,144	n/a	20,144
Loans and advances held at fair value	22,484	n/a	22,484

Total loans and advances	546,901	7,904	538,997

1 Excluding impairment charges on available for sale investments and reverse repurchase agreements.

Appendix IV - Credit Risk

Retail Loans and Advances to Customers and Banks at Amortised Cost

As at 30.09.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	137,100	1,323	135,777	2,737	2.0	259	25
Europe RBB	39,174	661	38,513	1,800	4.6	209	71
Africa RBB	21,939	586	21,353	1,234	5.6	226	138
Barclaycard	36,588	1,951	34,637	2,232	6.1	950	347
Corporate Banking1	549	41	508	48	8.7	(6)	(146)
Wealth and Investment Management	2,777	15	2,762	38	1.4	7	34
Total	238,127	4,577	233,550	8,089	3.4	1,645	92

As at 30.06.13
UK RBB	137,135	1,337	135,798	2,770	2.0	178	26
Europe RBB	40,661	638	40,023	1,807	4.4	142	70
Africa RBB	22,297	656	21,641	1,469	6.6	176	159
Barclaycard	36,666	2,004	34,662	2,296	6.3	616	339
Corporate Banking1	607	48	559	54	8.9	(5)	(166)
Wealth and Investment Management	2,713	16	2,697	43	1.6	5	37
Total	240,079	4,699	235,380	8,439	3.5	1,112	93

1 Primarily comprises retail portfolios in India and UAE.

Appendix IV - Credit Risk

Wholesale Loans and Advances to Customers and Banks at Amortised Cost

As at 30.09.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Investment Bank1	161,033	595	160,438	843	0.5	202	17
Corporate Banking	66,957	2,125	64,832	3,862	5.8	379	76
- UK	51,594	398	51,196	1,260	2.4	126	33
- Europe	6,964	1,529	5,435	2,386	34.3	246	472
- Rest of the World	8,399	198	8,201	216	2.6	7	11
Wealth and Investment Management	20,073	189	19,884	683	3.4	81	54
Africa RBB	4,982	157	4,825	575	11.5	43	115
Head Office and Other Operations	2,009	12	1,997	15	0.7	-	-
Total	255,054	3,078	251,976	5,978	2.3	705	37

As at 30.06.13
Investment Bank1	187,256	640	186,616	835	0.4	179	19
Corporate Banking	68,295	2,180	66,115	3,966	5.8	265	78
- UK	52,007	450	51,557	1,377	2.6	83	32
- Europe	7,636	1,543	6,093	2,416	31.6	180	475
- Rest of the World	8,652	187	8,465	173	2.0	2	5
Wealth and Investment Management	20,386	167	20,219	706	3.5	44	44
Africa RBB	6,767	198	6,569	719	10.6	35	104
Head Office and Other Operations	1,634	20	1,614	20	1.2	(1)	(12)
Total	284,338	3,205	281,133	6,246	2.2	522	37

1     Investment Bank gross loans and advances include cash collateral and settlement balances of £108,769m as at 30 September 2013 and £129,667m as at 30 June 2013. Excluding these balances CRLs as a proportion of gross loans and advances were 0.9% and 1.5% respectively.

Appendix IV - Credit Risk

Group Exposures to Eurozone Countries

- The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

- During Q3 13 the Group's net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 6% to £53.9bn principally due to a decrease in exposure to retail customers and corporate clients, which  declined by 6% to £45.7bn reflecting reduced lending in Spain, Italy and Portugal

- As at 30 September 2013, the local balance sheet funding deficit in Italy was €13.6bn (30 June 2013: €13.6bn) and the deficit in Portugal was €3.9bn (30 June 2013: €4.4bn). The net funding surplus in Spain was €2.3bn (30 June
       2013: €1.8bn). Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

Appendix IV - Credit Risk

Summary of Group Exposures

- The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. The basis of preparation is consistent with that described in the 2012 Annual Report

- The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

					Other	Net on-	Gross on-	Contingent
		Financial		Residential	retail	balance sheet	balance sheet	liabilities and
	Sovereign	institutions	Corporate	mortgages	lending	exposure	exposure	commitments
As at 30.09.13	£m	£m	£m	£m	£m	£m	£m	£m
Spain	316	859	3,474	13,030	2,415	20,094	28,026	3,419
Italy	2,495	434	1,472	15,550	1,963	21,914	29,136	3,166
Portugal	357	37	1,087	3,481	1,649	6,611	6,959	2,486
Ireland	49	3,648	1,165	105	99	5,066	9,012	2,272
Cyprus	-	-	120	19	32	171	248	43
Greece	2	3	35	6	13	59	936	3

As at 30.06.13
Spain	292	1,028	4,976	13,546	2,436	22,278	30,345	3,245
Italy	1,967	390	1,489	16,034	2,072	21,952	30,260	3,464
Portugal	388	30	1,357	3,595	1,720	7,090	7,680	2,536
Ireland	26	4,194	1,144	108	114	5,586	9,752	1,363
Cyprus	-	-	133	45	29	207	301	48
Greece	2	7	40	6	14	69	1,185	3

•	Barclays has exposures to other Eurozone countries as set out below. Total net on-balance sheet exposures to individual countries that are less than £1bn are reported in aggregate under Other

					Other	Net on-	Gross on-	Contingent
		Financial		Residential	retail	balance sheet	balance sheet	liabilities and
	Sovereign	institutions	Corporate	mortgages	lending	exposure	exposure	commitments
As at 30.09.13	£m	£m	£m	£m	£m	£m	£m	£m
France	7,200	6,235	5,124	2,415	214	21,188	57,165	9,001
Germany	1,797	4,201	7,329	25	2,063	15,415	54,743	7,284
Netherlands	2,259	4,346	1,758	15	69	8,447	24,116	2,404
Belgium	2,279	25	201	13	4	2,522	8,649	910
Luxembourg	11	636	658	204	67	1,576	4,649	855
Austria	1,239	259	149	1	4	1,652	3,257	203
Finland	904	216	64	3	-	1,187	6,051	453
Other	132	53	23	6	58	272	504	16

As at 30.06.13
France	3,448	5,422	5,328	2,584	182	16,964	56,365	8,647
Germany	1,985	4,760	6,621	26	2,013	15,405	58,055	7,160
Netherlands	3,336	4,480	1,958	16	70	9,860	26,092	2,286
Belgium	2,866	17	390	13	4	3,290	9,480	778
Luxembourg	39	823	706	208	22	1,798	5,027	931
Austria	1,092	340	151	1	6	1,590	3,528	210
Finland	1,079	120	38	3	-	1,240	6,454	463
Other	130	4	11	5	64	214	466	-

Appendix V - Other Legal and Regulatory Matters

Other Legal and Regulatory Matters

Investigations into certain agreements

The FCA has investigated certain agreements, including two advisory services agreements entered into by Barclays Bank  with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to Barclays' capital raisings in June and November 2008.

The FCA issued warning notices (the Warning Notices) against Barclays and Barclays Bank on 13 September 2013.

The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that Barclays and Barclays Bank believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings. The Warning Notices conclude that Barclays and Barclays Bank were in breach of certain disclosure-related Listing Rules and Barclays was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company's shares). In this regard, the FCA considers that Barclays and Barclays Bank acted recklessly. The financial penalty in the Warning Notices against the Group is £50m. Barclays and Barclays Bank continue to contest the findings.

The Serious Fraud Office is investigating the same agreements. Its investigation is at an earlier stage and the Group has received and has continued to respond to requests for further information.

The DOJ and the SEC are undertaking an investigation into whether the Group's relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act. They are also investigating the agreements referred to above including the two advisory services agreements. The US Federal Reserve has requested to be kept informed of these matters.

It is not possible to estimate the full impact on the Group if the final conclusion of these matters is adverse.

Investigations into LIBOR, ISDAfix, other benchmarks and foreign exchange rates

On 27 June 2012, Barclays Bank announced that it had reached settlements with the FSA (as predecessor to the FCA), the U.S. Commodity Futures Trading Commission (the CFTC) and the U.S. DOJ Fraud Section (DOJ FS) in relation to their investigations into submissions made by Barclays Bank and other financial institutions to the bodies that set or compile various financial benchmarks, such as the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR). Following those settlements, the SFO announced on 6 July 2012 that it had decided formally to accept the LIBOR matter for investigation, in respect of which Barclays Bank has received and continues to respond to requests for information.

The European Commission (the Commission) has also been conducting investigations into the manipulation of, among other things, EURIBOR. Barclays is a party to the Commission's EURIBOR investigation and continues to cooperate. The Commission has publicly stated that it hopes to be ready to adopt a decision in respect of its investigations towards the end of 2013.

The CFTC and the FCA are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. Barclays Bank has received and continues to respond to subpoenas and requests for information from the CFTC.

As an update to reflect significant developments from the disclosure of legal and regulatory proceedings, including related risk factors, made by Barclays in its  rights issue Prospectus published on 16 September 2013, various regulatory and enforcement authorities  have indicated they are investigating  foreign exchange trading, including possible attempts to manipulate certain benchmark currency exchange rates or engage in other activities that would benefit their trading positions. The investigations appear to involve multiple market participants in various countries. Barclays Bank has received enquiries from certain of these authorities related to their  particular investigations,  is  reviewing  its foreign exchange trading covering a several year  period  through August 2013  and is cooperating with the relevant authorities in their investigations.  It is not possible at this stage for Barclays to predict the impact of these investigations on it.

Federal Energy Regulatory Commission investigation

The United States Federal Energy Regulatory Commission (the FERC) Office of Enforcement has been investigating Barclays' power trading in the western U.S. with respect to the period from late 2006 through 2008. On 9 October 2013, the FERC filed its complaint against Barclays and four former traders in Federal Court in California.  The complaint reiterates the allegations previously made by the FERC in its October 2012 Order to Show Cause and its July 2013 Order Assessing Civil Penalties. In September 2013, Barclays was contacted by the criminal division of the United States Attorney's Office in the Southern District of New York and advised that such office is looking at the same conduct at issue in the FERC matter.

Appendix VI - Other Information

Other Information

Results Timetable1	Date
Ex-dividend date	6 November 2013
Dividend Record date	8 November 2013
Scrip reference share price set and made available to shareholders	13 November 2013
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	22 November 2013
Dividend Payment date /first day of dealing in New Shares	13 December 2013
2013 Results Announcement	11 February 2014

For qualifying US and Canadian resident ADR holders, the third interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the third interim dividend on 13 December 2013 to ADR holders on the record at close of business on 8 November 2013.

	Nine Months Ended	Half Year Ended	Nine Months Ended	Change3	Change3
Exchange Rates2	30.09.13	30.06.13	30.09.12	30.06.13	30.09.12
Period end - US$/£	1.62	1.52	1.61	7%	1%
Average - US$/£	1.54	1.54	1.58	0%	(3%)
3 Month Average - US$/£	1.55	1.54	1.58	1%	(2%)
Period end - €/£	1.19	1.17	1.25	2%	(5%)
Average - €/£	1.17	1.18	1.23	(1%)	(5%)
3 Month Average - €/£	1.17	1.18	1.26	(1%)	(7%)
Period end - ZAR/£	16.21	15.11	13.33	7%	22%
Average - ZAR/£	14.62	14.20	12.69	3%	15%
3 Month Average - ZAR/£	15.48	14.57	13.05	6%	19%

Share Price Data				30.09.13	30.09.12
Barclays PLC (p)				265.50	214.85
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)				147.40	138.50

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

1 Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends

2 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

3       The change represents the percentage change in the sterling value of the relevant foreign currency on the basis of the exchange rates disclosed.  The change inexchange rates affects the amounts of foreign currency balances and transactions reported in the interim management statement.